UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

In July 2022, Sanofi published the press releases attached hereto as Exhibits 99.1 and 99.2 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated July 10, 2022: Fitusiran prophylaxis reduced bleeds by 61% in people with hemophilia A or B, with or without inhibitors, compared to prior factor or bypassing agent prophylaxis

Exhibit 99.2	Press release dated July 10, 2022: Pivotal data demonstrate once-weekly efanesoctocog alfa provides superior bleed protection compared to prior factor prophylaxis

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated July 10, 2022: Fitusiran prophylaxis reduced bleeds by 61% in people with hemophilia A or B, with or without inhibitors, compared to prior factor or bypassing agent prophylaxis

Exhibit 99.2	Press release dated July 10, 2022: Pivotal data demonstrate once-weekly efanesoctocog alfa provides superior bleed protection compared to prior factor prophylaxis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANOFI

Dated: July 13, 2022	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Securities Law and Capital Markets

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